Exhibit (k)(1)

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

Introduction: It has been proposed that the above-captioned investment company (the “Fund”) adopt a Distribution and Shareholder Services Plan under which the Fund would pay the Fund’s distributor (the “Distributor”) and the Distributor would pay certain financial institutions, broker-dealers and other industry professionals (collectively, “Service Agents”) for providing distribution and other services to shareholders of the Fund. The Plan is not to be adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”).

The Fund’s Board, in considering whether the Fund should implement a written plan, has requested and evaluated such information as it deemed necessary to an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use Fund assets for such purposes.

In voting to approve the implementation of such a plan, the Board has concluded, in the exercise of its reasonable business judgment and in light of applicable fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit the Fund and its shareholders.

The Plan: The material aspects of this Plan are as follows:

1. The Fund shall pay to the Distributor a monthly fee at the annual rate of up to 0.75% of the value of the net assets of the Fund at the end of the relevant month (the “Distribution and Service Fees”) in respect of the provision of the following services:

(a) Distribution, marketing and sales support services in respect of the Fund’s shares; and

(b) Personal services to shareholders and/or the maintenance of shareholder accounts.

2. The Distribution and Service Fees may be used by a Service Agent for expenses related to the Shares, including without limitation:

(a) Distribution, marketing and sales support services: (i) making the Fund available as an investment option to a Service Agent’s clients (“Clients”), including offering the Fund as an option on any distribution “platform” the Service Agent administers; (ii) making information about the Fund available to Clients, including the Fund’s prospectus, statement of additional information and sales literature; (iii) engaging in education or marketing activities (including the preparation and dissemination of materials for such activities) about the Fund and its characteristics (including as an example of a “registered fund of hedge funds” or “alternative investments” in which Clients may invest), and responding to Client inquiries about the Fund and its characteristics; (iv) retaining or utilizing the services of sales professionals, consultants and other personnel to assist in marketing the Shares to Clients; and (v) any other activities designed to enhance the distribution of the Fund and its Shares.

(b) Personal services to shareholders and/or the maintenance of shareholder accounts: ( i) assisting in establishing and maintaining accounts and records relating to Clients that invest in Shares; (ii) processing dividend and distribution payments from the Fund on behalf of Clients; (iii) arranging for bank wires following Fund notification; (iv) responding to Client inquiries relating to the services performed by the Service Agent; (v) responding to routine inquiries from Clients concerning their investments in Shares; (vi) assisting Clients in changing account designations and addresses; (vii) assisting in processing Client repurchase requests; and (viii) providing such other similar services as permitted under applicable statutes, rules and regulations.

3. The Distributor agrees to provide to each Service Agent such information and reports as are necessary or appropriate to permit and/or facilitate the performance by each Service Agent of the services to shareholders of the Fund as contemplated by the Plan. Payments to a Service Agent are subject to compliance by the Service Agent with the terms of any related Plan Agreement between the Service Agent and the Distributor, a form of which is attached hereto as Appendix A. In accordance with the Conduct Rules of the Financial Industry Regulatory Authority (“FINRA”), (a) the aggregate fees payable to the Distributor and any Service Agent pursuant to this Plan and any Shareholder Servicing Agreement shall not exceed 2.0% of the total aggregate offering price of the Fund’s shares; and (b) the aggregate compensation payable by the Adviser pursuant to arrangements set forth in the Fund’s prospectus under the section therein entitled “Adviser Payments” shall not exceed 3.5% of the total aggregate offering price of the Fund’s shares. In addition, no compensation otherwise payable to the Distributor and any Service Agent pursuant to this Plan and any Shareholder Servicing Agreement shall be paid if the Fund’s offering of shares is terminated, other than reimbursement of the Distributor’s or a Service Agent’s out-of-pocket accountable expenses actually incurred by such party prior to such termination; provided, however, that if the Fund’s continuous offering of shares commences and is subsequently terminated, the Distributor or a Service Agent will not be required to return any compensation previously paid to such party in respect of Fund shares sold prior to such termination.

4. For the purpose of determining the fees payable under this Plan, the value of the Fund’s net assets shall be computed in the manner specified in the Fund’s prospectus and statement of additional information for the computation of net asset value.

5. The Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan. The report shall state the purpose for which the amounts were expended.

6. This Plan will become effective immediately upon approval by a majority of the Board members, including a majority of the Board members who are not “interested persons” (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

7. This Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 6 hereof.

8. This Plan may be amended at any time by the Board, provided that any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph 6 hereof.

9. This Plan is terminable without penalty at any time by vote of a majority of the Board members who are not “interested persons” (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan.

Dated: May 1, 2015

APPENDIX A

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

FORM OF

DISTRIBUTION AND SHAREHOLDER SERVICING AGREEMENT

To:	MORGAN STANLEY SMITH BARNEY LLC

We wish to enter into this Distribution and Shareholder Servicing Agreement with you concerning the provision of (a) distribution services in respect of shares (“Shares”) of the Alternative Investment Partners Absolute Return Fund (the “Fund”) offered by us and (b) support services to your clients (“Clients”) who may from time to time beneficially own Shares.

The terms and conditions of this Distribution and Shareholder Servicing Agreement (the “Agreement”) are as follows:

Section 1. We agree to provide you such information and reports as are necessary or appropriate to permit and/or facilitate your performance of the services set forth in this Agreement.

Section 2. You agree to provide any or all of the following distribution, marketing and/or sales support services1 in respect of Shares: (i) making the Fund available as an investment option to Clients, including offering the Fund as an option on any distribution “platform” you administer; (ii) making information about the Fund available to Clients, including the Fund’s prospectus, statement of additional information and sales literature; (iii) engaging in education or marketing activities (including the preparation and dissemination of materials for such activities) about the Fund and its characteristics (including as an example of a “registered fund of hedge funds” or “alternative investments” in which Clients may invest), and responding to Client inquiries about the Fund and its characteristics; (iv) retaining or utilizing the services of sales professionals, consultants and other personnel to assist in marketing the Shares to Clients; and (v) any other activities designed to enhance the distribution of the Fund and its Shares.

Section 3. You agree to provide the following support services to Clients who may from time to time beneficially own Shares:2 (i) assisting in establishing and maintaining accounts and records relating to Clients that invest in Shares; (ii) processing dividend and distribution payments from us on behalf of Clients; (iii) arranging for bank wires following Fund notification; (iv) responding to Client inquiries relating to the services performed by you; (v) responding to routine inquiries from Clients concerning their investments in Shares; (vi) assisting Clients in changing account designations and addresses; (vii) assisting in processing Client repurchase requests; and (viii) providing such other similar services as we may reasonably request to the extent you are permitted to do so under applicable statutes, rules and regulations.

(1)	Services may be modified or omitted in the particular case and items renumbered.
(2)	Id.

Section 4. You will maintain such office space and equipment, telephone facilities and personnel (which may be any part of the space, equipment and facilities currently used in your business, or any personnel employed by you) as may be reasonably necessary or beneficial in order to provide the aforementioned services and assistance to Clients.

Section 5. Neither you nor any of your officers, employees or agents are authorized to make any representations concerning the Fund or the Shares except those contained in the Fund’s then current prospectus and statement of additional information for Shares, copies of which will be supplied by us to you, or in such supplemental literature or advertising as may be authorized by us in writing.

Section 6. For all purposes of this Agreement, you will be deemed to be an independent contractor and will have no authority to act as agent for us in any matter or in any respect. By your written acceptance of this Agreement, you agree to and do release, indemnify and hold us harmless from and against any and all direct or indirect liabilities or losses resulting from requests, directions, actions or inactions of or by you or your officers, employees or agents regarding your responsibilities hereunder or the purchase, redemption, transfer or registration of Shares (or orders relating to the same) by or on behalf of Clients. You and your employees will, upon request, be available during normal business hours to consult with us or our designees concerning the performance of your responsibilities under this Agreement.

Section 7. In consideration of the services and facilities provided by you hereunder, we will pay to you, and you will accept as full payment therefor, a monthly fee at the annual rate of 0.75% of the net asset value of the Shares beneficially owned at the end of the relevant month by your Clients for whom you are the dealer of record or holder of record or with whom you have a servicing relationship (the “Clients’ Shares”). We will make our best efforts to pay such fee to you within 20 days after the end of the relevant month. For purposes of determining the fees payable under this Section 5, the net asset value of the Clients’ Shares will be computed in the manner specified in the Fund’s Registration Statement on Form N-2 (as the same is in effect from time to time) in connection with the computation of the net asset value of Shares for purposes of purchases and repurchases. Further, we may, in our discretion and without notice, suspend or withdraw the sale of Shares, including the sale of Shares to you for the account of any Client or Clients. A Client that terminates its account with you shall no longer be deemed a Client for purposes of this Agreement as of the date of such termination (regardless of whether such former Client remains a shareholder of the Fund) and you shall neither be required to provide any further services hereunder to such former Client nor be entitled to receive any further compensation hereunder with respect to such former Client’s Shares. No compensation otherwise payable to you under this Agreement shall be paid to you if the Fund’s offering of Shares is terminated, other than reimbursement of your out-of-pocket accountable expenses actually incurred by you prior to such termination; provided, however, that if the Fund’s continuous offering of Shares commences and is subsequently terminated, you will not be required to return any compensation previously paid to you in respect of your Clients’ Shares prior to such termination.

Section 8. You will furnish us or our designees with such information as we or they may reasonably request (including, without limitation, periodic certifications confirming the provision to Clients of the services described herein) and will otherwise cooperate with us and our designees (including, without limitation, any auditors designated by us), in connection with the preparation of reports to the Fund’s Board of Trustees concerning this Agreement and the monies paid or payable by us pursuant hereto, as well as any other reports or filings that may be required by law.

Section 9. We may enter into other similar Distribution and Shareholder Servicing Agreements with any other persons without your consent.

Section 10. By your written acceptance of this Agreement, you represent, warrant and agree that: (i) you are a broker/dealer or transfer agent duly registered (or are exempt from such registration) under the federal securities laws; (ii) the compensation payable to you in connection with the investment of your Clients’ assets in Shares will be disclosed by you to your Clients, will be authorized by your Clients, will not be excessive and its receipt by you will not constitute a “prohibited” transaction” under the Employee Retirement Income Security Act of 1974, as amended; and (iii) in the event an issue pertaining to the Fund’s Distribution and Shareholder Services Plan is submitted for shareholder approval, you will vote any Shares held for your own account in the same proportion as the vote of those Shares held for your Client’s accounts.

Section 11. This Agreement will become effective on the date a fully executed copy of this Agreement is received by us or our designee. This Agreement shall continue until termination by either party on 60 days’ written notice to the other.

Section 12. All notices and other communications hereunder will be duly given if mailed, telegraphed, telexed or transmitted by similar telecommunications device to the appropriate address stated herein, or to such other address as either party shall so provide the other.

Section 13. This Agreement will be construed in accordance with the laws of the State of New York and is non-assignable by the parties hereto.

If you agree to be legally bound by the provisions of this Agreement, please sign a copy of this letter where indicated below and promptly return it to us at 522 Fifth Avenue, New York, NY 10036.

Very truly yours,

MORGAN STANLEY DISTRIBUTION, INC.

Date:	By:
(Authorized Officer)

Accepted and Agreed to:

MORGAN STANLEY SMITH BARNEY LLC

By:
Date:	(Authorized Officer)

Address of Service Agent:	522 Fifth Avenue, 13th Floor
New York, NY 10036

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